UNITED STATES OF AMERICA
                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549


                                   SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                 Taurus Petroleum, Inc., a Colorado Corporation
                                (Name of Issuer)


                         Common Stock, $0.001 par value
                         (Title of Class of Securities)


                                   87670L109
                                (CUSIP NUMBER)


                              SBCA HOLDINGS, INC.
                     412 North Sam Houston Parkway East
                             Houston, Texas 77060

                  (Name, Address and Telephone Number of
          Person Authorized to receive Notices and Communications)

                       Check the following box if
             a fee is being paid with this statement [ X ]

                              SCHEDULE 13D

CUSIP No. 87670L109			                                			Page 1 OF 2  Pages

1)	Name of reporting person, and I.R.S. No. of above

  	SBCA HOLDINGS, INC
   76-0470965

2)	Check the appropriate box if a member of a group (See instructions)

		(a)  [ ]
		(b)  [X]	However, reporting person has an ongoing business relationship with
           William B. Weekley who in June of 1990 controlled 4,000,000 voting shares which at that time represented 13.344% of the Company, but later sold his interest to Thomas P. McDonnell his brother-in-law and
           President of the Company. Upon the sale Mr. Weekley resigned from the Board of Directors.  Mr. Weekley has once again been appointed to the Board of Directors. Reporting person and Weekley have no agreement to act in concert but certain of their actions may be consistent.

3) 	SEC Use Only _____________________________________________________________
                 _____________________________________________________________

4) 	AF

5) 	No

6) 	Citizenship

	   U.S.A.

Number of shares			    		               7)	Sole Voting Power
beneficially owned					  	                 28,262,602
by reporting person
with							                            	8)	Shared Voting Power
                                  									0

                                								9)	Sole Disposition Power
								                                  	28,262,602

                               								10)	Shared Disposition Power
									                                  0

11)	Aggregate amount beneficially owned by reporting person

   	28,262,602

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                                             									Page 2 OF 2  Pages

 12)	Check if the aggregate amount in row (11) excludes certain shares ( See instructions)

    	N/A

12)	Percentage of class represented by amount in row (11)

   	47.14%

13)	Type of reporting person (See instructions)

   	CO

Item 1.	Securities and Issuer.

This statement relates to the common stock, $0.001 par value (the "Shares") of Taurus Petroleum, Inc., a Colorado corporation( the "Company"). The address of the principal executive office of the Company is 412 North Sam Houston Parkway East, Houston, Texas 77060.

Item 2.	Identity and Background.

     a. 	SBCA Holdings, Inc.

     b. 	412 North Sam Houston Parkway East
		       Houston, Texas 77060

     c. 	SBCA Holdings Inc., is a corporation owned by Stephen E. Fischer who is the Chairman and Chief Executive Officer and single shareholder.
         His offices are located at 412 North Sam Houston Parkway East, Houston,
         Texas 77060.

     d. 	During the last five (5) years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     e. 	During the last five (5) years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

      f.	USA


Item 3.	Sources and amount of Funds or other Considerations.

SBCA Holdings, Inc., purchased these securities through the exchange of The Enigma Group, Inc., common stock (a private Texas corporation) for the Company's stock owned by McDonnell/Validus. The common stock of The Enigma Group, Inc., has a par value of $.10 per common share but has no stated or quoted market value.

Item 4.	Purpose of Transaction.

The purpose of the acquisition of these securities is for investment and to utilize the company as a vehicle to acquire other profitable business ventures primarily in the real estate and entertainment industries.

	a.	Reporting person may purchase additional shares as may be made available for purchase.

	b.	No extraordinary corporate transactions have occurred.

	c.	The issuer will sell or transfer assets of the corporation to liquidate the liabilities of the  issuer.

	d.	The Board of Directors of the Company elected Stephen E. Fischer and William
    B. Weekley to its Board.

	e. 	No material changes have occurred in the present capital structure or dividend policy of the Company.

	f.	The issuer will diversify out of the oil and gas industry and will seek investments in control of real estate and entertainment ventures.

	g.	No changes in the issuer's charter, bylaws or instruments corresponding thereto will be made.

	h.	No class of security will be delisted from a national security exchange or cease to be authorized to be quoted in an iter-dealer quotation system of a registered security association.

	I.	No class of equity securities will become eligible for termination of registration pursuant to Section 12 (g) (4)of the act.

	j.	No other actions similar to those stated above are anticipated.

Item 5.	Interest in Securities of the Issuer.

	a.	Based on the number of shares outstanding as of June 28, 1996, of
    59,954,042, SBCA Holdings, Inc., owns 28,262,602 shares or 47.14% of $0.001 par value common stock of the issuer.

	b.	Reporting person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 28,262,602 shares of $0.001 par value common stock.

	c.	Reporting person has not engaged in transactions with respect to shares of the issuer during the past sixty (60) days.

Item 6.   N/A

Item 7.   N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



          Date: July 22, 1996                By /s/ Stephen E. Fischer
                                                   Chairman & CEO